P.E. 1/1/02

02011823

33-84952-01

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

RECD S.E.C.
JAN 25 2002
077

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002.

THE WHARF (HOLDINGS) LIMITED
(Translation of Registrant's Name Into English)

16th Floor, Ocean Centre, Harbour City, Canton Road, Kowloon, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D. Translations of Papers and Documents Into English.

Reference is made to Rule 12b-12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Wharf (Holdings) Limited
(Registrant)

Date January 22, 2002 By ____________
(Signature)[1]

Name: Wilson Chan
Title: Company Secretary

[1]Print the name and title of the signing officer under his signature.

WHEELOCK

Founded 1857

NEWS RELEASE

Wheelock/Wharf Directorate Change

Hong Kong, January 15, 2002 ..... The Wheelock/Wharf Groups (the "Group") announced that Mr John Terence Hung, SBS, JP, currently Managing Director of Wheelock and Company Limited and Executive Director of The Wharf (Holdings) Limited, will retire on February 1, 2002. With effect from the same date, Mr Hung will relinquish all his current directorships within the Group including also those in i-CABLE Communications Limited, Joyce Boutique Holdings Limited and Marco Polo Developments Limited in Singapore.

As from the same date, Mr Hung will be appointed as a director and elected as the non-executive chairman of Realty Development Corporation Limited ("RDC") to take the place of Mr Gonzaga W J Li who will retire from the board also on that date. Mr Li said, "The Group appreciates Mr Hung's valuable contributions over his long career, which ranged from various business operations to corporate affairs. His sharp business acumen and seasoned management skills have added to the Group's successes. Mr Hung's immense experience and in-depth knowledge of the Group put him in an excellent position to provide invaluable insight and advice to the continued success of RDC."

Speaking on his retirement and new appointment, Mr Hung said, "It has been a very gratifying experience to have had a fulfilling career with the Group over a period spanning 34 years. During that time, I participated in almost every aspect of the diverse businesses of the Group.

"After reaching retirement some years ago, I agreed to extend my full time employment on a service contract. When this contract expires, I intend to pursue work of a different nature and also continue my various public service duties. The Group has a good depth of management talents and good succession plans. I am very pleased to continue my association with the Group in a non-executive role by taking up the RDC chairmanship.

"I wish to thank all my colleagues on the various boards for making my career so interesting."

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For enquiries, please contact:

Margaret Ng
Corporate Communications Manager
Wheelock and Company Limited
Tel: (852) 2118 2196
Fax: (852) 2118 2028
Email: pr@wheelockcompany.com